EXHIBIT 99.1

Statoil ASA: Recommendation from Statoil's nomination committee

STAVANGER, Norway, March 15, 2016 -- The nomination committee in Statoil (OSE:STL, NYSE:STO) recommends that the company's corporate assembly elects Jeroen van der Veer as a new member of Statoil's board of directors.

Van der Veer was the Chief Executive Officer in the international oil and gas company Royal Dutch Shell Plc (Shell) in the period 2004 to 2009, when he retired. Van der Veer thereafter continued as a non-executive director on the board of Shell until 2013. He started to work for Shell in 1971 and has experience within all sectors of the business.

Van der Veer is inter alia the chair of the supervisory boards of ING Bank NV and Royal Philips Electronics and member of the supervisory board of Boskalis Westminster Groep NV, and has significant competence within corporate governance.

Van der Veer is a Dutch citizen.

The board of directors in Statoil ASA currently consists of 10 board members, whereof seven members are shareholder-elected and three members are employee-elected. Pursuant to section 4 of the company's articles of association, the board of directors shall have 9 - 11 member, and an additional board member may therefore be elected in order to strengthen the board's competence.

The election to Statoil's board of directors takes place in the company's corporate assembly meeting, Thursday 17 March 2016. It is proposed that the election enters into effect from18 March 2016, until the ordinary election of shareholder-representatives to the board of directors in 2017.

Contacts:

  Olaug Svarva, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

HUG#1994274

CONTACT: Peter Hutton, SVP Investor Relations,
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         Morten Sven Johannessen, VP Investor Relations USA,
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